

September 29, 2015

Mail Stop 4546

Via E-mail
George Culmer
Chief Financial Officer
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

      Re: **Lloyds Banking Group plc**
               Form 20-F for the Fiscal Year Ended December 31, 2014
               Filed March 12, 2015
               Form 6-K filed on July 31, 2015
               File No. 001-15246

Dear Mr. Culmer:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Consolidated Financial Statements, page F-1

Note 5 – Net Interest Income, page F-29

1.   We note from your disclosures on page 15 and here that net interest income increased £2,489 million in 2014 due to the decrease in the amounts payable to the unitholders of your consolidated open-ended investment companies ("OEICs") and this change appears to impact "Other" interest and similar expenses. We also note from your disclosure on page F-137 that the consolidation of OEICs caused a £5,277 million decrease in cash flows from operating activities. Please respond to the following.

- Tell us if you classify the impact of OEICs on net interest income as "Other," and revise your future filings to separately identify the nature of such amounts if material. Refer to paragraphs 97 and 98(g) of IAS 1.
- Provide us with a detailed reconciliation of your £5,277 million cash flow adjustment, and separately identify income statement and balance sheet amounts affected. Please provide us with cross-references to the related notes or sections within your filing.
- We note from your disclosures in this filing and your 2015 earnings releases that OEICs adjustments are a significant driver of fluctuations in net interest income. Consider revising your Operating and Financial Review and Prospects in future filings to discuss the relationship between OEIC consolidation and deconsolidation activity and the related adjustments to net interest income, or tell us why this information would not be useful to your investors. Refer to Item 5.A.1 of Form 20-F.

Form 6-K Filed on July 31, 2015

2015 Half-Year Results

Credit Risk Portfolio, page 25

2. We note from your disclosures in this filing and the 2015 earnings releases that "the quality of your loan portfolio continues to improve" (i.e., your impaired loans as a percentage of advances improved from 5.1% at June 30, 2014 to 2.9% at December 31, 2014 to 2.7% in the current period). We also note that your loans decreased significantly due to the sale of TSB. We further note from your 2014 Form 20-F disclosures on pages 91 through 95 that you have provided your investors with significant credit risk information for your loan portfolio (i.e., an aging of past due but not impaired loans, credit quality information for your loan portfolio as outlined on page 93 for potential problem loans, etc.). Please tell us how you determined that such information was no longer material to investors, or revise your future filings to disclose this information within your half-year results.

Condensed Consolidated Half-Year Financial Statements (Unaudited)

Consolidated Income Statement, page 50

3. You disclose in Note 2 that following the announcement of the sale of TSB to Banco Sabadell, you no longer considered TSB to be a separate financial reporting segment and as a consequence its results are included in "Other." You disclose in Note 16 that the sale of the 9.99% interest completed on March 24, 2015 reduced your interest to 40.01%, leading to a loss in control and deconsolidation of TSB. You disclose that you reported your 40.01% interest as an asset held for sale. You further disclose in Note 16 that you announced on June 30, 2015 that all relevant regulatory clearances had been received and that the sale of your remaining interests was therefore unconditional in all respects. Please tell us in detail how you determined that discontinued operations treatment was

not appropriate for TSB at June 30, 2015 based on the guidance in IFRS 5 in light of the facts presented in your disclosure.

<u>Notes to the Condensed Consolidated Half-Year Financial Statements (Unaudited), page 58</u>

4.   Note 11 in your 2014 half-year disclosure furnished on Form 6-K on July 31, 2014 provided your investors with a rollforward of your allowance for loan losses that contained significant information regarding the changes in this account (i.e., charge-offs, recoveries, adjustments for the disposal of businesses, etc.). However, we were unable to locate similar disclosure in your 2015 half-year presentation. In light of the 17% decrease in the allowance for impairment losses on loans and leases during the six-months ended June 30, 2015, please provide us with this table for the half-year 2015 in your response. Additionally, to the extent material changes in the components of the rollforward occur during respective future interim periods, revise your future interim financial statements to disclose a rollforward of your allowance for impairment losses on loans and receivables .

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief
Office of Financial Services II